September 12, 2008

Larry Spirgel, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Amendment No. 4 to Preliminary Information Statement on Schedule 14C

Filed August 21, 2008

File No. 0-30178

Dear Mr. Spirgel:

Thank you for your comment letter dated August 29, 2008.  The following is View Systems, Inc.’s (the “Company” or “we”) response to your comment.

General

1.         We note your response to comment number one in our letter dated August 12, 2008.

            Please confirm, on a supplemental basis, whether the company has decided against entering into the oil and gas industry.

Response:

The Company has elected to continue its present line of business and to not enter the oil and gas industry at this time.  If the Company should change its business line, it will provide proper and timely disclosure to shareholders and the investing public will file such reports as may be required by law.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

                                                                                /s/ Gunther Than

Gunther Than

Chief Executive Officer